1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 18, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Global Health Care Innovations Fund (the “Fund”), a series of Legg Mason
Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 349 (the “Amendment”)
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment on January 13, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of March 28, 2016. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on February 26, 2016. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the Fund. You also asked the Trust to provide Tandy representations.

Response: As requested, the Trust has filed this letter, which includes any revised disclosure, and the Tandy representations, which are provided in a separate letter from the Trust, on EDGAR as a CORRESP filing.

NEW YORK     WASHINGTON     HOUSTON     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Prospectus

Comment No. 2: You asked the Trust to revise the disclosure in footnote 6 to the “Annual fund operating expenses” table to indicate that the manager’s right to recapture fees is also limited by any lower expense caps in place at the time of recapture.

Response: The Trust has added the following disclosure to footnote 6 (italics added):

In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

Comment No. 3: You asked the Trust to confirm that the “Example” table only reflects the initial duration of the fee waiver and/or expense reimbursement arrangements.

Response: The Trust confirms that the fee waiver is reflected in the “Example” table only for the period when the waiver is in effect, that is, the period from inception through December 31, 2017.

Comment No. 4: You asked the Trust to briefly describe, either under “Principal investment strategies” (Item 4 of Form N-1A) or “More on the fund’s investment strategies, investments and risks” (Item 9 of Form N-1A), how the subadviser assesses whether an investment offers “high growth potential.”

Response: The Trust has added the following disclosure (italics added) to “More on fund’s investment strategies, investments and risks – Selection process”:

Selection process

The portfolio managers apply a bottom-up, fundamental process beginning with a global universe of companies that may be included in various health care indices such as the S&P 500 Health Care Index, the Russell 3000 Health Care Index, the MSCI World Health Care Index and the NASDAQ Biotechnology Index. The portfolio managers focus on a three to five-year investment horizon and seek to identify investments that, in their opinion, offer high growth potential or focus on innovation. The portfolio managers seek to invest in established companies that have a growth rate higher than that of the overall economy as measured by the gross domestic product or gross national product and/or above the growth rate of the business in which the firm competes (e.g., the overall pharmaceutical or medical device industry and the specific market in which the company/drug competes) or above the companies that the portfolio managers consider to be the firm’s closest peers. For newer companies, including those companies that have not yet generated sustained revenues, the portfolio managers seek to invest in companies that are developing products with the potential to generate revenues within a three to five-year investment horizon. Innovation, according to the portfolio managers, includes, but is not limited to, the development of new drugs or new devices or engagement in businesses that may change the course of diseases, improve health care outcomes or reduce health care system costs. The portfolio managers seek to identify innovative health care companies by researching and evaluating various qualitative measures, including the scientific basis for a company’s products or services, its market opportunity, competitive landscape, barriers to entry, regulation, intellectual property, pricing and management capability. Company valuation is assessed based on a variety of factors including discounted cash flow, peer group valuation and sum-of-the-parts and scenario analysis. The portfolio managers typically look for companies exhibiting one or more of the following characteristics: an early proof of concept, sustainable growth, repeatable research and development capabilities, a technology platform based on proprietary knowledge, positive cash flows or an ability to manage business risk.

The portfolio managers typically construct a portfolio of approximately 30 to 50 positions. They will typically sell a security if, in the portfolio managers’ opinion, the original investment thesis is no longer valid, the potential return is no longer favorable relative to the perceived risk or if a new investment idea is deemed more attractive.

Comment No. 5: You noted that that the Trust included “Derivatives risk” disclosure in response to Item 9 of Form N-1A in the statutory prospectus and that the Fund’s 80% investment policy includes investments “in other instruments with similar economic characteristics.” You asked the Trust to advise why “Derivatives risk” disclosure is not included in response to Item 4 of Form N-1A in the summary prospectus.

Response: The Trust confirms that while the Fund may invest in derivatives as part of its 80% investment policy, derivatives are not expected to be a principal investment strategy for the Fund. The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 6: You asked the Trust to confirm whether the inclusion of “Currency risk” in the summary prospectus is appropriate. You asked the Trust to note whether or not the Fund has a currency strategy (e.g., does the Fund view currency movements as a source of return, a risk to be managed, etc.).

Response: The Fund’s exposure to changes in the value of foreign currencies is expected to come primarily from owning stocks listed on non-U.S. exchanges. A secondary source of currency exposure is expected to come from the Fund’s ownership of shares of multinational corporations that derive a portion of revenues and expenses from non-U.S. sources. The Trust believes that “Currency risk” is appropriate disclosure in that it ties back to investments the Fund expects to make in foreign countries, as those investments may be subject to currency risk relative to investments in the United States.

Comment No. 7: You asked the Trust to consider adding disclosure that the Fund will provide 60 days’ notice to shareholders if there is a change in its investment objective.

Response: The Trust respectfully submits that currently applicable rules and regulations do not require that the Fund provide shareholders with prior notice for revising a non-fundamental policy (other than an 80% test required by Rule 35d-1) and that Form N-1A does not require a fund to disclose the length of the notice that would be provided for such a change. Based on the facts and circumstances relating to a hypothetical revision to the policy, the manager and the Board of Trustees of the Trust would determine whether advance notice to shareholders is necessary and the appropriate length of any such notice period.

Comment No. 8: You noted that the Fund’s 80% investment policy refers to “instruments with similar economic characteristics” and asked the Trust to clarify what this disclosure refers to. You also asked how such instruments will be valued for purposes of the Fund’s 80% investment policy.

Response: The phrase “instruments with similar economic characteristics” refers to derivatives with economic characteristics similar to those of the securities in the Fund’s 80% policy. The Trust notes that in the adopting release for Rule 35d-1, the Commission stated that a fund could include “a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Inv. Co. Act Rel. No. 24828 (Jan. 17, 2001) at n. 13.

For purposes of determining compliance with the Fund’s 80% investment policy, the Fund may measure a position in a derivative instrument by reference to its market value or notional value, depending on the exposure provided by the investment in the derivative instrument. For example, where a derivative instrument is used to create synthetic exposure to health care issuers, the Fund may use notional value in order to capture the Fund’s synthetic exposure for purposes of compliance with the Fund’s 80% investment policy.

Comment No. 9: You noted the statement in the Amendment that as a global fund, “under normal circumstances, the fund invests in at least three countries, which may include the United States.” You asked the Trust to consider revising that statement to read as follows: “under normal market conditions, the fund will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund will invest at least 30% of its assets) in companies organized or located in multiple countries outside of the United States or in companies doing a substantial amount of business outside of the United States.” You also asked the Trust to describe the criteria the Fund will use to determine that an investment is economically tied to a particular country.

Response: A memorandum to members from the Investment Company Institute dated June 4, 2012, summarizing its conversations with senior members of the Commission staff, stated that the 40% policy was not compulsory for global funds. It noted that a global fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Trust respectfully submits that its disclosure is sufficient.

The Trust has added the following disclosure (italics added) to “More on fund’s investment strategies, investments and risks”:

For purposes of determining whether an investment is tied to a particular country, the fund considers the issuer’s legal domicile and its primary market listing.

Comment No. 10: On page 9 of the Prospectus, under “Other investments,” you asked the Trust to consider removing the following disclosure: “The fund may also use other strategies and invest in other securities that are described, along with their risks, in the SAI.” Alternatively, you asked the Trust to clarify that the strategies and securities that are not discussed in the Prospectus but are discussed in the Statement of Additional Information (the “SAI”) are not principal strategies or investments.

Response: The Trust confirms that the Fund’s principal investment strategies and risks are included in the Prospectus as required under Form N-1A. The Trust believes that it is important for investors to be aware that there is additional information about investment strategies and risks in the SAI. In addition, the SAI may provide additional details about certain principal investment strategies.

Comment No. 11: You noted the sentence on page 13 of the Prospectus that reads as follows: “Please note that there are other factors that could adversely affect your investment and that could prevent the fund from achieving its investment objective. More information about risks appears in the SAI.” You asked the Trust to confirm that the Prospectus addresses all material risks. You asked the Trust to consider removing cross-references to the SAI as it implies that the disclosure in the Prospectus is incomplete.

Response: The Trust believes that these cross references are appropriate to refer investors to the SAI for more information about the Fund’s investment policies, strategies and risks. The Trust believes that the Prospectus includes all risk disclosure as required under Form N-1A Items 4 and 9.

Related Performance

Comment No. 12: You asked the Trust to revise the section header titled “Related performance” to clarify this it is not the Fund’s prior performance. You noted that the Commission staff will not object to the section being titled “Prior performance of similar accounts” or “Prior related performance of the subadviser.”

Response: The Trust has revised the section header as follows: “Prior performance of similar accounts.”

Comment No. 13: You noted that the Trust has included disclosure that the account has an investment strategy and policies substantially similar to the investment strategy and policies of the Fund. You asked the Trust to clarify that the investment objectives were also substantially similar.

Response: The Trust confirms that the investment objectives are also substantially similar. The Trust has revised the disclosure as follows (italics added):

The subadviser has managed an account with an investment objective, strategy and policies substantially similar to the investment objective, strategy and policies of the fund since October 1, 2013 (the ClearBridge Global Health Care Innovations composite or the “Composite”).

Comment No. 14: You asked the Trust to include a statement that the Composite includes all accounts managed by the subadviser that are substantially similar to the Fund.

Response: The Trust confirms that no accounts that are managed by the subadviser in a manner substantially similar to the Fund have been excluded from the Composite. The Trust has added the following disclosure (italics added):

The Composite includes all accounts managed by the subadviser that are substantially similar to the fund.

Comment No. 15: You noted that the Trust included the following disclosure: “If the account were subject to all the requirements and limitations applicable to the fund, its performance might have been adversely affected.” You asked the Trust to confirm if the account invested a significant extent in restricted or illiquid securities (including pre-IPO companies). If it did, you asked the Trust to disclose such investments by the account and to also disclose that any differences between the Fund’s and the account’s ability to invest in these sorts of companies is immaterial, would not have had a material effect on disclosed performance and does not alter the conclusion that the Fund and the account are substantially similar.

Response: The Trust confirms that while the account may invest in restricted or illiquid securities (including pre-IPO companies) in amounts in excess of 15% of its assets, the account has not invested in these securities since its inception. The Fund may invest up to 15% of its net assets in restricted or illiquid securities. The Trust does not believe that this alters the conclusion that the Fund and the account are substantially similar.

Comment No. 16: You noted that the Trust disclosed that the Composite initially consisted of two accounts but only one account survived. You asked the Trust to explain supplementally what happened to the other account and advise whether the other account’s results were materially different from the survivor’s. You also asked the Trust to clarify whether the Composite includes results for both accounts during the period when they were both in existence. If not, you asked the Trust to explain the basis for excluding one account and to confirm that the exclusion does not materially alter the results presented.

Response: The Composite was started with a seed account funded by the subadviser on October 1, 2013. The subadviser decided in December 2014 to instead utilize a limited partnership whose investment strategy the subadviser wanted to change. Once the limited partnership’s strategy changed in January 2014, the subadviser closed the seed account. The Trust confirms that the performance of the original seed account is included in the performance information presented.

Comment No. 17: You asked the Trust to confirm that the Fund’s subadviser has the records necessary to support the calculation of performance as required by Rule 204-2 under the Advisers Act.

Response: The Fund’s subadviser has informed the Trust that it has the records necessary to support the calculation of performance as required by Rule 204-2 under the Advisers Act.

Statement of Additional Information

Comment No. 18: You asked the Trust to clarify the Fund’s concentration policy as described in fundamental investment restriction number 7. Does this mean that the Fund must concentrate in an industry or group of industries? If so, you asked the Trust to clarify in a footnote and address the industries or group of industries in which the Fund will concentrate.

Response: The Fund has revised its fundamental investment restriction 7 as follows (italics added):

“The fund will not purchase or sell the securities of any issuer, if, as a result of such purchase or sale, less than 25% of the assets of the fund would be invested in the securities of issuers principally engaged in the development, production or distribution of products or services related to health care as described in the fund’s Prospectus.”

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If you have any questions regarding these responses, please do not hesitate to contact me at (202) 303-1232, Dianne E. O’Donnell at (212) 728-8558 or Benjamin J. Haskin at (202) 303-1124.

Very truly yours,

/s/ Neesa P. Sood
Neesa P. Sood

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP
Dianne E. O’Donnell, Esq., Willkie Farr & Gallagher LLP
Juliet Y. Mun, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

620 Eighth Avenue, 49th Floor

New York, New York 10018

March 18, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)
Post-Effective Amendment No. 349 to the Registration Statement
on Form N-1A
Securities Act File No. 33-43446
Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 349 to the Registration Statement on Form N-1A of the Trust on behalf of ClearBridge Global Health Care Innovations Fund, a series of the Trust, as filed with the Commission on January 13, 2016 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Equity Trust

By:	/s/ Harris C. Goldblat
Name:	Harris C. Goldblat
Title:	Assistant Secretary